
February 4, 2011

Mr. Wan Feng
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033, China

> **Re: China Life Insurance Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **File No. 001-31914**

Dear Mr. Feng:

We have reviewed your January 21, 2011 and November 29, 2010 responses to our November 17, 2010 comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

31 Contingencies, page F-78

1. Provide us with proposed revised disclosure for your 2010 Form 20-F that:

    - clarifies that what you appear to have recorded for contingent liabilities are what IAS 37 refers to as provisions;
    - indicates the classes of provisions and provides the disclosures required by paragraphs 84 and 85 of IAS 37; and

- indicates the classes of contingent liabilities and provides the disclosures required by paragraph 86 of IAS 37 given your disclosure that there are cases where provisions are not recorded (i.e. the recognition criteria are not met).

In addition, you state "No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes a loss is not probable." Paragraph 25 of IAS 37 states that "except in extremely rare cases, an entity will be able to determine a range of possible outcomes and can therefore make an estimate of the obligation…" Please provide us the facts and circumstance supporting those cases where you are not able to reliably estimate the obligation for provisions and contingent liabilities.

You may contact Frank Wyman, Staff Accountant at (202) 551-3660, or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant